

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Or Eisenberg
Acting Chief Executive Officer and Chief Financial Officer
Wize Pharma, Inc.
5b Hanagar Street
Hod Hasharon, Israel 4527708

> **Re: Wize Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2018**
> **File No. 333-222889**

Dear Mr. Eisenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 6, 2018

Prospectus Summary, page 2

1. Please balance your disclosure in this section by including disclosure of your need to secure additional funding to complete the current Multi-Center Phase II trial of LO2A and that your Single Center Phase II trial was terminated.

Risk Factors
Our current pipeline is based on a single compound, LO2A..., page 10

2. With reference to your disclosure on page 44, please revise your risk factor to add that you currently do not have the necessary funding required to complete the Multi-Center Trial.

Our Business
LO2A License Agreement, page 36

3.   Please revise pages 37 and 38 to disclose the royalties required to be paid under the LO2A
        License Agreement and the Third Amendment. In addition, please file as an exhibit to the
        registration statement the December 26, 2017 amendment to the LO2A License
        Agreement or tell us why you believe this agreement is not required to be filed. Refer to
        Item 601(b)(10) of Regulation S-K.

LO2A, page 39

4.   We note your disclosure that you intend to market LO2A as a treatment for dry eye
        syndrome and other ophthalmic inflammations in the U.S., along with other jurisdictions.
        Please revise your disclosure on page 39 to remove the reference to "a well-established
        safety profile" for LO2A, as a safety determination to permit marketing in the U.S. is
        exclusively within the authority of the U.S. FDA. You may describe current marketing
        approvals as well as your clinical results but you should not draw conclusions about the
        safety of your product candidate. Please make similar revisions to the statement on page
        42 concerning the efficacy and safety of sodium hyaluronate for the treatment of the
        symptoms of dry eye disease.

Clinical Data, page 42

5.   In your descriptions of the clinical studies that have been performed, where you indicate
        that a study demonstrated statistical significance or significant improvement, please
        indicate the p-value by which you measured statistical significance. Please also explain
        how "p-value" is used to measure statistical significance. Additionally, please revise your
        statement on page 39 that references the retention of LO2A on the corneal surface for a
        period of 4-6 hours to describe the clinical endpoints and objective data points observed in
        the relevant study.

Assessment of Tolerance to LO2A Eye Drops, page 43

6.   Please expand your disclosure to identify the adverse events observed from application of
        LO2A compared to HPMC eye drops.

Our Clinical Trial, page 44

7.   Please expand your disclosure regarding the Multi-Center Trial to identify the clinical
        endpoints of the study and the additional trials that will need to take place in order to
        receive regulatory approval for the treatment of CCH in Israel.

8.   We note your statement on page 45 that you plan on initiating a Phase IV study of LO2A
        for patients suffering from DES with Sjögren's. Please expand your disclosure to identify

> the regulatory agency to which you will be submitting the results, why the study is necessary, when you plan to initiate the study and the clinical endpoints of the trial.

Marketing and Sales, page 45

9. We note your disclosure that the regulatory process in China has not been completed. Please expand your disclosure to include the indications you plan to pursue as well as the clinical trials that will need to be conducted in order to receive regulatory approval.

Government Regulations, page 47

10. We note that you provide a summary of the U.S., EU and Israeli regulatory processes for the approval of drugs. We also note that you have a license to market LO2A in the U.S., Israel, Ukraine and China. Please expand your disclosure to discuss the regulatory pathway in jurisdictions where you plan to market LO2A.

General

11. Given the relative size of the offering to your outstanding shares and the shares held by non-affiliates, the relationship of certain of the selling shareholders to you, the circumstances under which the selling shareholders received the shares, and the amount of time that the selling shareholders have held the shares, it appears that the resale of securities may be by or on behalf of the issuer. For each portion of the resale offering, please provide us an analysis explaining your basis for determining that such portion of the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-5019 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gregory Sichenzia, Esq. - Sichenzia Ross Ference Kesner LLP